                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                             ____________________


                                   FORM 11-K

                             ____________________

(Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]


For the fiscal year ended December 31, 1994


                                      OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]


For the transition period from _____ to _____


COMMISSION FILE NUMBER 1-12248

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             ICF Kaiser International, Inc. Section 401(k) Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     ICF Kaiser International, Inc.
     9300 Lee Highway
     Fairfax, Virginia 22031-1207

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

Financial Statements








                        ICF KAISER INTERNATIONAL, INC.

                              SECTION 401(k) PLAN

                                _______________



                             FINANCIAL STATEMENTS

                     as of December 31, 1994 and 1993 and
                           for the years then ended
                              and report thereon

                                     _____

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

Financial Statements





Report of Independent Accountants                                                           1
Statements of Net Assets Available for Plan Benefits with Fund Information                2-3
Statements of Changes in Net Assets Available for Plan Benefits with Fund Information     4-5
Notes to Financial Statements                                                            6-10
Item 27a - Schedule of Assets Held for Investment Purposes                                 11
Item 27d - Schedule of Reportable Transactions                                             12

                       Report of Independent Accountants
                       ---------------------------------



ICF Kaiser International, Inc. 401(k) Plan Committee
Fairfax, Virginia


We have audited the accompanying statements of net assets available for plan benefits of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        Coopers & Lybrand L.L.P.



Mclean, Virginia
June 9, 1995

ICF KAISER INTERNATIONAL, INC.
SECTION 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION

AS OF DECEMBER 31, 1994

                                                         PARTICIPANT DIRECTED
                              -----------------------------------------------------------------------------------
                                              VANGUARD      VANGUARD       VANGUARD
                                VANGUARD     W.L. MORGAN   INVESTMENT       MONEY         VANGUARD
                               WELLINGTON      GROWTH      GRADE BOND       MARKET       INDEX 500     ICF KAISER
                                  FUND          FUND          FUND           FUND           FUND       STOCK FUND
                              ------------   -----------   -----------   ------------   ------------   ----------
Assets:

Investments at fair value:

Mutual funds                  $ 18,558,437   $ 6,874,063   $ 5,440,493   $ 15,616,274   $ 11,738,121   $ 427,690

Loans to participants                    -             -             -              -              -           -
                              ------------   -----------   -----------   ------------   ------------   ---------

                                18,558,437     6,874,063     5,440,493     15,616,274     11,738,121     427,690

Employee contributions
 receivable                         82,598        44,613        30,377         49,504         72,118       3,869
Employer contributions
 receivable                         20,919        11,366         8,131         13,313         18,382         966
Loan payment receivable              6,054         3,625         2,694          4,458          5,227         132
                              ------------   -----------   -----------   ------------   ------------   ---------

Net assets available for
 plan benefits                $ 18,668,008   $ 6,933,667   $ 5,481,695   $ 15,683,549   $ 11,833,848   $ 432,657
                              ============   ===========   ===========   ============   ============   =========


                                      LOANS TO
                                    PARTICIPANTS       TOTAL
                                   --------------   ------------
Assets:

Investments at fair value:

Mutual funds                       $            -   $ 58,655,078

Loans to participants                   2,043,688      2,043,688
                                   --------------   ------------

                                        2,043,688     60,698,766

Employee contributions
 receivable                                     -        283,079
Employer contributions
 receivable                                     -         73,077
Loan payment receivable                         -         22,190
                                   --------------   ------------

Net assets available for
 plan benefits                     $    2,043,688   $ 61,077,112
                                   ==============   ============

The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION

AS OF DECEMBER 31, 1993

                                                      PARTICIPANT DIRECTED
                           ---------------------------------------------------------------------------
                                           VANGUARD      VANGUARD       VANGUARD
                             VANGUARD     W.L. MORGAN   INVESTMENT       MONEY         VANGUARD
                            WELLINGTON      GROWTH      GRADE BOND       MARKET       INDEX 500        LOANS TO
                               FUND          FUND          FUND           FUND           FUND        PARTICIPANTS       TOTAL
                           ------------   -----------   -----------   ------------   ------------   --------------   ------------
Assets:

Investments at fair value:

Mutual funds               $ 17,413,370   $ 6,143,715   $ 5,812,745   $ 17,212,226   $ 10,302,058   $            -   $ 56,884,114

Loans to participants                 -             -             -              -              -        1,618,925      1,618,925
                           ------------   -----------   -----------   ------------   ------------   --------------   ------------

                             17,413,370     6,143,715     5,812,745     17,212,226     10,302,058        1,618,925     58,503,039

Employee contributions
 receivable                      87,871        46,337        36,696         59,708         74,353                -        304,965
Employer contributions
 receivable                       8,434         4,220         3,577          5,765          7,021                -         29,017
                           ------------   -----------   -----------   ------------   ------------   --------------   ------------

Net assets available for
 plan benefits             $ 17,509,675   $ 6,194,272   $ 5,853,018   $ 17,277,699   $ 10,383,432   $    1,618,925   $ 58,837,021
                           ============   ===========   ===========   ============   ============   ==============   ============

The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                PARTICIPANT DIRECTED
                                 ----------------------------------------------------------------------------------------
                                                   VANGUARD      VANGUARD        VANGUARD
                                   VANGUARD      W.L. MORGAN    INVESTMENT        MONEY          VANGUARD
                                  WELLINGTON       GROWTH       GRADE BOND        MARKET        INDEX 500      ICF KAISER
                                     FUND           FUND           FUND            FUND            FUND        STOCK FUND
                                 ------------    -----------    -----------    ------------    ------------    ----------
Additions:

Employee contributions           $  2,303,278    $ 1,229,435    $   904,541    $  1,409,369    $  1,988,455    $  40,650

Employer contributions                518,836        273,743        214,449         332,875         446,245       10,716

Assets transferred from other
 plans                                246,762        255,399         77,441         265,050         218,750      166,104

Net
 appreciation/(depreciation)
   in fair value of
   investments                       (929,791)      (353,046)      (738,229)              -        (197,347)      26,459

Investment  Income:

   Interest                                 -              -              -         662,551               -            -

   Dividends                          836,709        259,020        441,957               -         356,655            -
                                 ------------    -----------    -----------    ------------    ------------    ---------

Total additions                     2,975,794      1,664,551        900,159       2,669,845       2,812,758      243,929
                                 ------------    -----------    -----------    ------------    ------------    ---------


Deductions:

   Withdrawals or Loan
   Repayments                       1,685,680        665,891        598,640       3,715,871       1,220,857           22

   Assets transferred to
   other plans                        321,018        150,675         88,891         302,197         206,724            -

   Trust management fees               17,059          9,097          6,524          18,580          14,532          219
                                 ------------    -----------    -----------    ------------    ------------    ---------

Total deductions                    2,023,757        825,663        694,055       4,036,648       1,442,113          241
                                 ------------    -----------    -----------    ------------    ------------    ---------


Net assets transferred among
 funds                                206,296        (99,493)      (577,427)       (227,347)         79,771      188,969
                                 ------------    -----------    -----------    ------------    ------------    ---------

Net increase/(decrease)             1,158,333        739,395       (371,323)     (1,594,150)      1,450,416      432,657

Net assets available for plan
 benefits at beginning of year     17,509,675      6,194,272      5,853,018      17,277,699      10,383,432            -
                                 ------------    -----------    -----------    ------------    ------------    ---------

Net assets available for plan
 benefits at end of year         $ 18,668,008    $ 6,933,667    $ 5,481,695    $ 15,683,549    $ 11,833,848    $ 432,657
                                 ============    ===========    ===========    ============    ============    =========


                                      LOANS TO
                                    PARTICIPANTS       TOTAL
                                   --------------   ------------
Additions:

Employee contributions             $            -   $  7,875,728

Employer contributions                          -      1,796,864

Assets transferred from other
 plans                                          -      1,229,506

Net
 appreciation/(depreciation)
   in fair value of
   investments                                  -     (2,191,954)

Investment  Income:

   Interest                               106,176        768,727

   Dividends                                    -      1,894,341
                                   --------------   ------------

Total additions                           106,176     11,373,212
                                   --------------   ------------


Deductions:

   Withdrawals or Loan
   Repayments                              92,715      7,979,676

   Assets transferred to
   other plans                             17,929      1,087,434

   Trust management fees                        -         66,011
                                   --------------   ------------

Total deductions                          110,644      9,133,121
                                   --------------   ------------


Net assets transferred among
 funds                                    429,231              -
                                   --------------   ------------

Net increase/(decrease)                   424,763      2,240,091

Net assets available for plan
 benefits at beginning of year          1,618,925     58,837,021
                                   --------------   ------------

Net assets available for plan
 benefits at end of year           $    2,043,688   $ 61,077,112
                                   ==============   ============

The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 1993

                                                         PARTICIPANT DIRECTED
                              ---------------------------------------------------------------------------
                                              VANGUARD      VANGUARD       VANGUARD
                                VANGUARD     W.L. MORGAN   INVESTMENT       MONEY         VANGUARD
                               WELLINGTON      GROWTH      GRADE BOND       MARKET       INDEX 500        LOANS TO
                                  FUND          FUND          FUND           FUND           FUND        PARTICIPANTS       TOTAL
                              ------------   -----------   -----------   ------------   ------------   --------------   ------------
Additions:

Employee contributions        $  2,181,326   $ 1,140,378   $   912,972   $  1,730,948   $  1,888,025   $            -   $  7,853,649

Employer contributions             222,946        93,756        79,130        185,355        157,093                -        738,280

Assets transferred from other
 plans                             219,589        86,135        48,752         94,714        158,252                -        607,442

Net appreciation/
 (depreciation) in fair
 value of investments              917,249      (292,645)      196,253              -        641,143                -      1,462,000

Investment  Income:

  Interest                               -             -             -        531,351              -           94,414        625,765

  Dividends                      1,033,306       695,593       533,507              -        263,199                -      2,525,605
                              ------------   -----------   -----------   ------------   ------------   --------------   ------------

Total additions                  4,574,416     1,723,217     1,770,614      2,542,368      3,107,712           94,414     13,812,741
                              ------------   -----------   -----------   ------------   ------------   --------------   ------------

Deductions:

  Withdrawals or Loan
  Repayments                     1,718,797       809,691       603,451      2,814,638      1,530,429           61,050      7,538,056

  Trust management fees             15,222         8,067         6,647         20,050         12,961                -         62,947
                              ------------   -----------   -----------   ------------   ------------   --------------   ------------

Total deductions                 1,734,019       817,758       610,098      2,834,688      1,543,390           61,050      7,601,003
                              ------------   -----------   -----------   ------------   ------------   --------------   ------------

Net assets transferred among
 funds                           1,266,391       (84,930)     (392,869)    (1,091,855)        67,400          235,863              -
                              ------------   -----------   -----------   ------------   ------------   --------------   ------------

Net increase/(decrease)          4,106,788       820,529       767,647     (1,384,175)     1,631,722          269,227      6,211,738

Net assets available for plan
 benefits at beginning of year  13,402,887     5,373,743     5,085,371     18,661,874      8,751,710        1,349,698     52,625,283
                              ------------   -----------   -----------   ------------   ------------   --------------   ------------

Net assets available for plan
 benefits at end of year      $ 17,509,675   $ 6,194,272   $ 5,853,018   $ 17,277,699   $ 10,383,432   $    1,618,925   $ 58,837,021
                              ============   ===========   ===========   ============   ============   ==============   ============


The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--DESCRIPTION OF THE PLAN

The following description of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan was established effective March 1, 1989 in accordance with section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrator appointed by ICF Kaiser International, Inc. (the Company). On March 1, 1994, the Company increased its match from 20 to 50 percent of the first four percent of employee deferrals to the plan. The Plan is a voluntary, defined contribution plan that allows eligible employees of the Company to contribute, on a pre-tax basis up to 12% of their compensation up to a statutory limit. Employee contributions are deposited with the Vanguard Fiduciary Trust Company (Vanguard), as trustee, where they are accumulated and invested on behalf of the Plan at the discretion of the employee.

Within guidelines established by the Plan, participants may elect to direct their accounts into several alternative investment funds. As of December 31, 1994, the Plan had six eligible investment funds:

Vanguard Wellington Fund
- ------------------------

This fund follows a diversified and balanced program of investing in bonds and common stocks to conserve principal and provide reasonable income without undue risk.

Vanguard W. L. Morgan Growth Fund
- ---------------------------------

This fund seeks long-term growth of capital by investing in a portfolio of common stocks.

Vanguard Investment Grade Bond Fund
- -----------------------------------

This fund seeks to provide a high level of current income, consistent with maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

Vanguard Money Market Fund
- --------------------------

This fund invests in high-quality money market instruments that mature in one year or less. The objectives of the fund are maximum current income, preservation of capital, and liquidity.

Vanguard Index 500 Fund
- -----------------------

This fund attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

ICF Kaiser Stock Fund
- ---------------------

This fund is invested primarily in common stock of ICF Kaiser International, Inc. This fund, which was added to the Plan effective April 28, 1994, has been divided into fund units rather than shares of stock. Each fund unit was initially valued at $10.00. By design, the number of units owned by each participant is not equal to the number of shares of the underlying company stock, nor is the unit

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A--DESCRIPTION OF THE PLAN (Continued)

price of the Company Stock Fund equal to the market value of the shares of underlying stock. There are two reasons for these differences: first, in order to differentiate between the share price of the Company stock and the unit value of the Company Stock Fund, Vanguard assigns an arbitrary initial unit value (typically $10 per unit) to the fund; second, in addition to shares of stock, the unit value includes proportionate interest in the cash balance held by the Company Stock Fund. As of December 31, 1994, Plan participants own 136,642 shares of Company common stock with a per share fair value of $3.13 based upon quoted market prices.

Although the unit value of the Company Stock Fund and the current market value of the underlying company stock are not equal, a participant can easily determine the approximate number of shares of the underlying company stock represented by his or her Fund units on the conversion date by dividing the total market value of his or her account balance by the current share price of the stock.

In April 1995, the Plan added the following additional investment options.

Vanguard Explorer Fund
- ----------------------

A common-stock fund that seeks long-term growth of capital by investing in small and emerging growth companies.

Vanguard International Growth Portfolio
- ---------------------------------------

An international fund diversified in the common stocks of companies in as many as 30 foreign markets.

There were 3,563 participants in the Plan as of December 31, 1994. The number of participants investing in each of the investment options as of December 31, 1994 and 1993 was as follows:

                                         1994   1993
                                         ----   ----

 Vanguard Wellington Fund               2,019  1,890
 Vanguard W. L. Morgan Growth Fund      1,422  1,287
 Vanguard Investment Grade Bond Fund    1,211  1,201
 Vanguard Money Market Fund             1,643  1,728
 Vanguard Index 500 Fund                1,852  1,724
 ICF Kaiser Stock Fund                    106      -

Employee contributions and the Company match are fully vested upon initial participation and nonforfeitable upon receipt by the Plan. Income, expenses, and gains or losses (realized and unrealized) of Plan investments are allocated among participants based upon their respective account balances.

Participants may borrow up to half of their account balance within guidelines established by a loan committee of the Company. Loans accrue interest at the prime rate as determined at the time of issuance. Loans are repaid through payroll deductions on a bi-weekly basis over terms ranging from 1 to 10 years. At December 31, 1994, there were 338 participants with outstanding loan balances.

Upon termination, a participant may elect to receive their account balance in a lump-sum distribution or delay withdrawal until a future date.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B--ACCOUNTING POLICIES

The Plan follows the accrual method of accounting for financial reporting purposes. The accompanying financial statements are prepared in accordance with generally accepted accounting principles.

Investments are valued for financial statement purposes at fair value. The values for the Vanguard Funds are based on the quoted net asset value (redemption value) of the respective investment funds as of the Plan's year end. Loans to participants are recorded at cost which approximates fair value. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned.

The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consist of the realized gain or losses and the unrealized appreciation (depreciation) on those investments.

The Plan has invested in the investment funds directed by its participants.

Employees who retire upon reaching either the normal retirement date (age 65) or a deferred retirement date, or who have terminated employment with the Company, may elect to withdraw the entire amount of their account. Withdrawals are recorded when paid. Benefits due to former employees who have not yet received the balance of their accounts and who had elected to withdraw from the Plan totalled $35,010 and $885,966 at December 31, 1994 and 1993, respectively.

Administrative expenses of the Plan are paid by the Plan and are deducted from participants' accounts based on a flat quarterly fee. Additionally, the Company provides certain administrative support to the Plan at no cost to the Plan.

NOTE C--FEDERAL INCOME TAXES

In January 1995, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrators and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe earnings on contributions to the Plan are not subject to tax under present income tax laws and employee contributions to the Plan are not subject to Federal income tax to the employee until distribution from the Plan.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)


NOTE D--INVESTMENTS

Investments of the Plan are maintained by the Vanguard Fiduciary Trust Company. The following table sets forth the fair value and historical cost of pooled fund investments.

                                                         December 31, 1994
                                      ------------------------------------------------------
                                      Number of Shares
                                        or Principal     Value per  Historical      Fair
                                           Amount          Share       Cost         Value
                                      -----------------  ---------  -----------  -----------
Pooled Funds:
   Vanguard Wellington                   957,114 shares     $19.39  $17,854,014  $18,558,437
   Vanguard W.L. Morgan Growth           605,111 shares     $11.36    7,253,974    6,874,063
   Vanguard Investment Grade Bond        675,838 shares     $ 8.05    5,824,744    5,440,493
   Vanguard Money Market              15,616,274 shares     $ 1.00   15,616,274   15,616,274
   Vanguard Index 500                    273,170 shares     $42.97   10,785,059   11,738,121
   ICF Kaiser Stock Fund                   39,934 units     $10.70      402,859      427,690

Loans to Participants                        $2,043,688               2,043,688    2,043,688
                                                                    -----------  -----------
   Total Investments                                                $59,780,612  $60,698,766
                                                                    ===========  ===========

                                                         December 31, 1993
                                      ------------------------------------------------------
                                      Number of Shares
                                      or Principal       Value per  Historical      Fair
                                      Amount             Share         Cost         Value
                                      -----------------  ---------  -----------  -----------
Pooled Funds:
    Vanguard Wellington                  853,596 shares     $20.40  $15,680,763  $17,413,370
    Vanguard W.L. Morgan Growth          511,549 shares     $12.01    6,226,809    6,143,715
    Vanguard Investment Grade Bond       630,449 shares     $ 9.22    5,526,214    5,812,745
    Vanguard Money Market             17,212,226 shares     $ 1.00   17,212,226   17,212,226
    Vanguard Index 500                   235,045 shares     $43.83    8,963,168   10,302,058

Loans to Participants                        $1,618,925               1,618,925    1,618,925
                                                                    -----------  -----------

    Total Investments                                               $55,228,105  $58,503,039
                                                                    ===========  ===========

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E--ASSETS TRANSFERRED

The amount of assets transferred to other plans represents the integration of plans sponsored by an entity owned by the Company. The amounts transferred from other plans represent rollovers for new employees from other employer qualified plans. The total of assets transferred to plans of entities owned by the Company during the years ended December 31, 1994 was $1,087,434. Assets transferred from other employer qualified plans totalled $1,229,506 and $607,442 for the years ended December 31, 1994 and 1993, respectively.

NOTE F--CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of investments. The Plan has offered plan participants investment in various Vanguard investment funds. Each of the Vanguard Funds is registered under the Investment Act of 1940 as a diversified open-end investment company. Certain funds invest in corporate debt instruments. The issuers' abilities to meet these obligations may be affected by economic developments in their respective industries. The Plan has no formal policy regarding collateral to support the financial instruments subject to credit risk.

NOTE G--RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                                                           1994          1993
                                                       ------------  ------------
Net assets available for benefits per the financial    $61,077,112   $58,837,021
statements

Amounts allocated to withdrawing participants              (35,010)     (885,966)
                                                           -------      --------
Net assets available for benefits per the Form 5500    $61,042,102   $57,951,055
                                                       ===========   ===========

The following is a reconciliation of withdrawals per the financial statements to benefits paid to participants per Form 5500 for the years ended December 31:

                                                          1994         1993
                                                       -----------  -----------
Withdrawals per the financial statements               $7,979,676   $7,538,056
Add: Amounts allocated to withdrawing participants         35,010      885,966
at end of year
Less: Amounts allocated to withdrawing participants      (885,966)    (911,385)
at beginning of year                                     --------     --------
Benefits paid to participants per Form 5500            $7,128,720   $7,512,637
                                                       ==========   ==========

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

ITEM 27a
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1994

                                    Number of Shares     Historical      Fair
Identity of Issue                   or Principal Amount     Cost         Value
- -----------------                   -------------------     ----         -----

Pooled Funds:

  Vanguard Wellington                   957,114 shares   $17,854,014  $18,558,437

  Vanguard W. L. Morgan Growth          605,111 shares     7,253,974    6,874,063

  Vanguard Investment Grade Bond        675,838 shares     5,824,744    5,440,493

  Vanguard Money Market              15,616,274 shares    15,616,274   15,616,274

  Vanguard Index 500                    273,170 shares    10,785,059   11,738,121

  ICF Kaiser Stock Fund                   39,934 units       402,859      427,690

Loans to Participants

  Fully amortizing,
  bearing interest ranging
  from 6% to 12% and maturing
  at various dates through
  December 2003                     $ 2,043,688            2,043,688    2,043,688
                                                         -----------  -----------


  Total Investments                                      $59,780,612  $60,698,766
                                                         ===========  ===========

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

ITEM 27d
SCHEDULE OF REPORTABLE TRANSACTIONS
for the year ended December 31, 1994

Plan assets at January 1, 1994 -- $58,837,021       5% -- $2,941,851



I.   Single transactions in excess of 5%:

     None.

II. Series of transactions with respect to any plan asset other than securities in excess of 5%:

     None.

III. Series of transactions with respect to securities of the same issue in excess of 5%:

=================================================================================================================
                                                                                                         Net
                                                                  Proceeds     No.         Net          Fair
                                         Cost of       No. of       from        of     Historical       Value
          Identity of Issue             Purchases    Purchases      Sales     Sales   Gain (Loss)    Gain (Loss)
- -----------------------------------------------------------------------------------------------------------------
Vanguard Wellington Fund              $ 5,174,166      171     $ 3,099,308      150   $ 98,393        $ (73,436)
Vanguard W.L. Morgan Growth Fund        2,648,672      143       1,565,278      136    (56,230)         (31,871)
Vanguard Investment Grade Bond Fund     2,079,312      182       1,713,334      159    (67,448)        (118,484)
Vanguard Money Market Fund              5,318,122      209       6,914,074      176          0                0
Vanguard Index 500 Fund                 4,564,324      177       2,930,913      158    188,480           (5,389)
- -----------------------------------------------------------------------------------------------------------------
                             Totals   $19,784,596              $16,222,907            $163,195        $(229,180)
=================================================================================================================

IV. Transactions with respect to securities with a person if any prior or subsequent transaction with such person exceeded 5%:

     None.

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


              ICF Kaiser International, Inc. Section 401(k) Plan


                    /s/ Michael K. Goldman
              -----------------------------
                       Michael K. Goldman
                       Plan Administrator



Date:  June 28, 1995



               INDEX

Exhibit   Description of Exhibit
- -------   ----------------------

No. 23    Consent of Coopers & Lybrand
          (the Plan's Independent Accountants)

No. 99 ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-
          12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)
                    and
          Amendment No. 1 dated April 24, 1995 (incorporated by reference to
          Exhibit 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-
          12248) for the second quarter of fiscal 1995 filed with the Commission on May 23, 1995)